UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Huntsman Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

447011107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,602,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,602,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,174,516
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,174,516
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,516*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

* Includes 4,481,449 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,390,834
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,390,834
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,390,834*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 546,525 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

4

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		830,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

830,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,599*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 326,981 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

5

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,267,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,267,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,267,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,267,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,097,927
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,097,927
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,097,927*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 326,981 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		581,804
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

581,804
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,804*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 244,072 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		581,804
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

581,804
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,804*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 244,072 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,731*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 571,053 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS ECHO II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		190,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

190,258
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		190,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

190,258
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,917,373
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,917,373
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,917,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,917,373
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,917,373
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,917,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,572,656
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,572,656
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,572,656*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

* Includes 614,065 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,727,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,727,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

17

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,727,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,727,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

18

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,602,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,602,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

19

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,602,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,602,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

20

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,602,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,602,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

21

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,602,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,602,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

22

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,602,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,602,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,602,818*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 7,004,674 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

23

CUSIP No. 447011107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Huntsman Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10003 Woodloch Forest Drive, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard P Fund LP, a Cayman Islands exempted limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(vi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the managing member of Starboard P GP;
(vii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(viii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(x)	Starboard Leaders Echo II LLC, a Delaware limited liability company (“Starboard Echo II LLC”), with respect to the Shares directly and beneficially owned by it;
(xi)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Echo II LLC;
24

CUSIP No. 447011107

(xii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard Value G GP, LLC;
(xiii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xiv)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(xv)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;
(xvi)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;
(xvii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xviii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xix)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xx)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xxi)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xxii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard P GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard Echo II LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard X Master, Starboard G LP, Starboard G GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

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CUSIP No. 447011107

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard A LP serves as the general partner of Starboard Leaders Fund and as the managing member of Starboard Echo II LLC and Starboard G GP. Starboard A GP serves as the general partner of Starboard A LP. Starboard G GP serves as the general partner of Starboard G LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

26

CUSIP No. 447011107

The aggregate purchase price of the 3,693,067 Shares beneficially owned by Starboard V&O Fund is approximately $95,952,817, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 4,481,449 Shares by Starboard V&O Fund is approximately $118,395,386, excluding brokerage commissions. The aggregate purchase price of the 844,309 Shares beneficially owned by Starboard S LLC is approximately $22,154,560, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 546,525 Shares by Starboard S LLC is approximately $14,488,974, excluding brokerage commissions. The aggregate purchase price of the 503,618 Shares beneficially owned by Starboard C LP is approximately $13,212,184, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 326,981 Shares by Starboard C LP is approximately $8,666,942, excluding brokerage commissions. The aggregate purchase price of the 1,267,328 Shares beneficially owned by Starboard P LP is approximately $33,744,231, excluding brokerage commissions. The aggregate purchase price of the 337,732 Shares beneficially owned by Starboard L Master is approximately $8,865,577, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 244,072 Shares by Starboard L Master is approximately $6,479,750, excluding brokerage commissions. The aggregate purchase price of the 190,258 Shares beneficially owned by Starboard Echo II LLC is approximately $5,052,407, excluding brokerage commissions. The aggregate purchase price of the 958,951 Shares beneficially owned by Starboard X Master is approximately $25,153,331, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 614,065 Shares by Starboard X Master is approximately $16,273,730, excluding brokerage commissions. The aggregate purchase price of the 2,727,115 Shares beneficially owned by Starboard G LP is approximately $72,391,285, excluding brokerage commissions. The aggregate purchase price of the 1,076,126 Shares held in the Starboard Value LP Account is approximately $28,350,874, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts for the purchase of 791,582 Shares by Starboard Value LP through the Starboard Value LP Account is approximately $21,095,660, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

27

CUSIP No. 447011107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 221,929,899 Shares outstanding, as of July 21, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on September 27, 2021, Starboard V&O Fund beneficially owned 8,174,516 Shares, including 4,481,449 Shares underlying certain forward purchase contracts.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 8,174,516
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,174,516
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on September 27, 2021, Starboard S LLC beneficially owned 1,390,834 Shares, including 546,525 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,390,834
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,390,834
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on September 27, 2021, Starboard C LP beneficially owned 830,599 Shares, including 326,981 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 830,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 830,599
4. Shared power to dispose or direct the disposition: 0

28

CUSIP No. 447011107

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard P LP
(a)	As of the close of business on September 27, 2021, Starboard P LP beneficially owned 1,267,328 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,267,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,267,328
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 1,267,328 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,267,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,267,328
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP and (ii) 1,267,328 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,097,927
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,097,927
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
29

CUSIP No. 447011107

G.	Starboard L Master
(a)	As of the close of business on September 27, 2021, Starboard L Master beneficially owned 581,804 Shares, including 244,072 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 581,804 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP, (ii) 1,267,328 Shares owned by Starboard P LP and (iii) 581,804 Shares owned by Starboard L Master.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 2,679,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,731
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP, Starboard P LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
30

CUSIP No. 447011107

J.	Starboard Echo II LLC
(a)	As of the close of business on September 27, 2021, Starboard Echo II LLC beneficially owned 190,258 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 190,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,258
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Echo II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Echo II LLC, may be deemed the beneficial owner of the 190,258 Shares owned by Starboard Echo II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 190,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,258
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Echo II LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard G GP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,917,373
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,917,373
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard Echo II LLC and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 447011107

M.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,917,373
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,917,373
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard Echo II LLC and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Starboard X Master
(a)	As of the close of business on September 27, 2021, Starboard X Master beneficially owned 1,572,656 Shares, including 614,065 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,572,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,572,656
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Starboard G LP
(a)	As of the close of business on September 27, 2021, Starboard G LP beneficially owned 2,727,115 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 2,727,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,727,115
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Starboard G GP
(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owners of the 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.2%

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CUSIP No. 447011107

(b)	1. Sole power to vote or direct vote: 2,727,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,727,115
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transaction in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Starboard Value LP
(a)	As of the close of business on September 27, 2021, 1,867,708 Shares were held in the Starboard Value LP Account, including 791,582 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,572,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 18,602,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,602,818
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
R.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,572,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.4%

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CUSIP No. 447011107

(b)	1. Sole power to vote or direct vote: 18,602,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,602,818
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
S.	Principal Co
(a)

Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,572,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 18,602,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,602,818
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
T.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,572,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 18,602,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,602,818
4. Shared power to dispose or direct the disposition: 0

34

CUSIP No. 447011107

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
U.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,572,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,602,818
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,602,818

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
35

CUSIP No. 447011107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 3,081,449 Shares, 546,525 Shares, 326,981 Shares, 244,072 Shares, 614,065 Shares and 791,582 Shares, respectively, having an aggregate purchase price of approximately $81,596,141, $14,488,974, $8,666,942, $6,479,750, $16,273,730 and $21,095,660, respectively (each a “BA Forward Contract”). Each of the BA Forward Contracts has a final valuation date of September 6, 2022, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the BA Forward Contracts provides for physical settlement. Until the settlement date, none of the BA Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 1,400,000 Shares having an aggregate purchase price of approximately $36,799,245 (each a “UBS Forward Contract”). Each of the UBS Forward Contracts has a final valuation date of March 15, 2023, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On September 27, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Leaders Echo II LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated September 27, 2021.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated September 27, 2021.

36

CUSIP No. 447011107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Leaders Echo II LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund lp

By: Starboard Value A LP,

its managing member

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD G FUND, L.P.

By: Starboard Value G GP, LLC,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value G GP, LLC

By: Starboard Value A LP,

its managing member

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

37

CUSIP No. 447011107

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

38

CUSIP No. 447011107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 447011107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	85,500	25.9928	08/02/2021
Purchase of Forward Contract	28,500	25.4313	08/03/2021
Purchase of Forward Contract	57,000	25.3757	08/04/2021
Purchase of Forward Contract	171,000	26.1454	08/11/2021
Purchase of Forward Contract	114,000	25.9427	08/12/2021
Purchase of Forward Contract	71,250	25.6779	08/13/2021
Purchase of Forward Contract	142,500	25.3363	08/16/2021
Purchase of Forward Contract	171,000	25.0422	08/17/2021
Purchase of Forward Contract	14,250	24.9076	08/18/2021
Purchase of Common Stock	131,429	25.1219	08/18/2021
Purchase of Common Stock	131,429	25.1219	08/18/2021
Purchase of Common Stock	117,946	24.4571	08/19/2021
Purchase of Common Stock	117,946	24.4571	08/19/2021
Purchase of Common Stock	7,125	24.1250	08/20/2021
Purchase of Common Stock	7,125	24.1250	08/20/2021
Purchase of Common Stock	3,306	24.5051	08/23/2021
Purchase of Common Stock	3,306	24.5051	08/23/2021
Purchase of Common Stock	6,954	24.4888	08/23/2021
Purchase of Common Stock	6,954	24.4888	08/23/2021
Purchase of Common Stock	127,395	24.6879	08/23/2021
Purchase of Common Stock	127,395	24.6879	08/23/2021
Purchase of Common Stock	186,675	25.4006	08/24/2021
Purchase of Common Stock	186,675	25.4006	08/24/2021
Purchase of Common Stock	9,971	26.2499	08/27/2021
Purchase of Common Stock	9,971	26.2499	08/27/2021
Purchase of Common Stock	2,195	26.4050	08/27/2021
Purchase of Common Stock	2,194	26.4050	08/27/2021
Purchase of Common Stock	85,500	26.3431	08/27/2021
Purchase of Common Stock	85,500	26.3431	08/27/2021
Purchase of Common Stock	3,363	26.3250	08/30/2021
Purchase of Common Stock	3,363	26.3250	08/30/2021
Purchase of Common Stock	34,946	26.3063	08/30/2021
Purchase of Common Stock	34,946	26.3063	08/30/2021
Purchase of Common Stock	8,550	26.5917	08/31/2021
Purchase of Common Stock	8,550	26.5917	08/31/2021
Purchase of Forward Contract	174,034	26.4941	08/31/2021
Sale of Common Stock	(174,034)	26.4880	08/31/2021
Purchase of Common Stock	38,446	26.5458	08/31/2021
Purchase of Common Stock	38,446	26.5458	08/31/2021
Sale of Common Stock	(173,854)	26.4342	09/01/2021
Purchase of Common Stock	6,327	26.4970	09/01/2021
Purchase of Common Stock	6,327	26.4970	09/01/2021
Purchase of Forward Contract	173,854	26.4492	09/01/2021
Purchase of Common Stock	85,197	26.3836	09/01/2021
Purchase of Common Stock	85,197	26.3836	09/01/2021
Purchase of Common Stock	84,429	26.8523	09/02/2021
Purchase of Common Stock	84,428	26.8523	09/02/2021
Purchase of Common Stock	29,247	26.6923	09/03/2021
Purchase of Common Stock	29,248	26.6923	09/03/2021
Purchase of Common Stock	42,750	26.6599	09/07/2021
Purchase of Common Stock	42,750	26.6599	09/07/2021
Purchase of Common Stock	131,791	26.7535	09/08/2021
Purchase of Common Stock	131,791	26.7535	09/08/2021
Purchase of Common Stock	19,693	26.9943	09/09/2021
Purchase of Common Stock	19,693	26.9943	09/09/2021
Purchase of Common Stock	93,591	27.0104	09/09/2021
Purchase of Common Stock	93,591	27.0104	09/09/2021
Purchase of Common Stock	14,250	27.0030	09/09/2021
Purchase of Common Stock	14,250	27.0030	09/09/2021
Purchase of Common Stock	151,360	27.2266	09/10/2021
Purchase of Common Stock	151,360	27.2266	09/10/2021
Purchase of Common Stock	21,375	27.1440	09/13/2021
Purchase of Common Stock	21,375	27.1440	09/13/2021
Purchase of Common Stock	78,969	27.3724	09/13/2021
Purchase of Common Stock	78,969	27.3724	09/13/2021
Purchase of Common Stock	78,375	26.7968	09/14/2021
Purchase of Common Stock	78,375	26.7968	09/14/2021
Purchase of Common Stock	7,125	26.6169	09/14/2021
Purchase of Common Stock	7,125	26.6169	09/14/2021
Purchase of Common Stock	42,496	26.8006	09/15/2021
Purchase of Common Stock	268,575	27.1537	09/15/2021
Sale of Common Stock	(150,000)	27.2222	09/15/2021
Purchase of Forward Contract	150,000	27.2317	09/15/2021
Purchase of Common Stock	219,687	27.2918	09/16/2021
Purchase of Common Stock	164,766	27.2966	09/16/2021
Purchase of Forward Contract	150,000	27.3127	09/16/2021
Purchase of Forward Contract	100,000	27.2826	09/16/2021
Sale of Common Stock	(150,000)	27.3086	09/16/2021
Sale of Common Stock	(100,000)	27.2768	09/16/2021
Purchase of Common Stock	264,998	26.6903	09/17/2021
Purchase of Common Stock	64,533	26.6614	09/17/2021
Purchase of Forward Contract	250,000	26.6997	09/17/2021
Sale of Common Stock	(250,000)	26.6895	09/17/2021
Purchase of Common Stock	178,496	25.7976	09/20/2021
Purchase of Common Stock	68,652	26.0045	09/20/2021
Purchase of Common Stock	302,071	25.7939	09/20/2021
Purchase of Forward Contract	500,000	25.5601	09/20/2021
Sale of Common Stock	(350,000)	25.5023	09/20/2021
Sale of Common Stock	(150,000)	25.6585	09/20/2021
Purchase of Common Stock	189,090	25.5237	09/21/2021
Purchase of Common Stock	20,608	25.3679	09/21/2021
Purchase of Forward Contract	250,000	25.7374	09/21/2021
Sale of Common Stock	(250,000)	25.7306	09/21/2021
Purchase of Common Stock	24,632	26.4200	09/22/2021
Purchase of Common Stock	72,016	26.5259	09/22/2021
Purchase of Common Stock	21,449	27.0167	09/24/2021
Purchase of Common Stock	64,348	27.0530	09/24/2021

CUSIP No. 447011107

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Forward Contract	14,400	25.9928	08/02/2021
Purchase of Forward Contract	4,800	25.4313	08/03/2021
Purchase of Forward Contract	9,600	25.3757	08/04/2021
Purchase of Forward Contract	28,800	26.1454	08/11/2021
Purchase of Forward Contract	19,200	25.9427	08/12/2021
Purchase of Forward Contract	12,000	25.6779	08/13/2021
Purchase of Forward Contract	24,000	25.3363	08/16/2021
Purchase of Forward Contract	28,800	25.0422	08/17/2021
Purchase of Forward Contract	2,400	24.9076	08/18/2021
Purchase of Common Stock	44,271	25.1219	08/18/2021
Purchase of Common Stock	39,729	24.4571	08/19/2021
Purchase of Common Stock	2,400	24.1250	08/20/2021
Purchase of Common Stock	1,114	24.5051	08/23/2021
Purchase of Common Stock	2,342	24.4888	08/23/2021
Purchase of Common Stock	42,912	24.6879	08/23/2021
Purchase of Common Stock	62,880	25.4006	08/24/2021
Purchase of Common Stock	3,359	26.2499	08/27/2021
Purchase of Common Stock	739	26.4050	08/27/2021
Purchase of Common Stock	28,800	26.3431	08/27/2021
Purchase of Common Stock	1,133	26.3250	08/30/2021
Purchase of Common Stock	11,771	26.3063	08/30/2021
Purchase of Common Stock	2,880	26.5917	08/31/2021
Purchase of Forward Contract	29,437	26.4941	08/31/2021
Sale of Common Stock	(29,437)	26.4880	08/31/2021
Purchase of Common Stock	12,950	26.5458	08/31/2021
Sale of Common Stock	(29,399)	26.4342	09/01/2021
Purchase of Common Stock	2,131	26.4970	09/01/2021
Purchase of Forward Contract	29,399	26.4492	09/01/2021
Purchase of Common Stock	28,698	26.3836	09/01/2021
Purchase of Common Stock	28,439	26.8523	09/02/2021
Purchase of Common Stock	9,852	26.6923	09/03/2021
Purchase of Common Stock	14,400	26.6599	09/07/2021
Purchase of Common Stock	44,393	26.7535	09/08/2021
Purchase of Common Stock	6,634	26.9943	09/09/2021
Purchase of Common Stock	31,525	27.0104	09/09/2021
Purchase of Common Stock	4,800	27.0030	09/09/2021
Purchase of Common Stock	50,984	27.2266	09/10/2021
Purchase of Common Stock	7,200	27.1440	09/13/2021
Purchase of Common Stock	26,600	27.3724	09/13/2021
Purchase of Common Stock	26,400	26.7968	09/14/2021
Purchase of Common Stock	2,400	26.6169	09/14/2021
Purchase of Common Stock	7,157	26.8006	09/15/2021
Purchase of Common Stock	45,234	27.1537	09/15/2021
Purchase of Common Stock	37,000	27.2918	09/16/2021
Purchase of Common Stock	27,750	27.2966	09/16/2021
Purchase of Common Stock	44,631	26.6903	09/17/2021
Purchase of Common Stock	10,869	26.6614	09/17/2021
Purchase of Common Stock	30,063	25.7976	09/20/2021
Purchase of Common Stock	11,562	26.0045	09/20/2021
Purchase of Common Stock	50,875	25.7939	09/20/2021
Purchase of Common Stock	31,847	25.5237	09/21/2021
Purchase of Common Stock	3,471	25.3679	09/21/2021
Purchase of Common Stock	4,149	26.4200	09/22/2021
Purchase of Common Stock	12,129	26.5259	09/22/2021

CUSIP No. 447011107

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Forward Contract	8,700	25.9928	08/02/2021
Purchase of Forward Contract	2,900	25.4313	08/03/2021
Purchase of Forward Contract	5,800	25.3757	08/04/2021
Purchase of Forward Contract	17,400	26.1454	08/11/2021
Purchase of Forward Contract	11,600	25.9427	08/12/2021
Purchase of Forward Contract	7,250	25.6779	08/13/2021
Purchase of Forward Contract	14,500	25.3363	08/16/2021
Purchase of Forward Contract	17,400	25.0422	08/17/2021
Purchase of Forward Contract	1,450	24.9076	08/18/2021
Purchase of Common Stock	26,747	25.1219	08/18/2021
Purchase of Common Stock	24,003	24.4571	08/19/2021
Purchase of Common Stock	1,450	24.1250	08/20/2021
Purchase of Common Stock	673	24.5051	08/23/2021
Purchase of Common Stock	1,415	24.4888	08/23/2021
Purchase of Common Stock	25,926	24.6879	08/23/2021
Purchase of Common Stock	37,990	25.4006	08/24/2021
Purchase of Common Stock	2,029	26.2499	08/27/2021
Purchase of Common Stock	447	26.4050	08/27/2021
Purchase of Common Stock	17,400	26.3431	08/27/2021
Purchase of Common Stock	684	26.3250	08/30/2021
Purchase of Common Stock	7,112	26.3063	08/30/2021
Purchase of Common Stock	1,740	26.5917	08/31/2021
Purchase of Forward Contract	17,756	26.4941	08/31/2021
Sale of Common Stock	(17,756)	26.4880	08/31/2021
Purchase of Common Stock	7,824	26.5458	08/31/2021
Sale of Common Stock	(17,735)	26.4342	09/01/2021
Purchase of Common Stock	1,265	26.4970	09/01/2021
Purchase of Forward Contract	17,735	26.4492	09/01/2021
Purchase of Common Stock	17,040	26.3836	09/01/2021
Purchase of Common Stock	16,886	26.8523	09/02/2021
Purchase of Common Stock	5,849	26.6923	09/03/2021
Purchase of Common Stock	8,550	26.6599	09/07/2021
Purchase of Common Stock	26,358	26.7535	09/08/2021
Purchase of Common Stock	3,939	26.9943	09/09/2021
Purchase of Common Stock	18,718	27.0104	09/09/2021
Purchase of Common Stock	2,850	27.0030	09/09/2021
Purchase of Common Stock	30,272	27.2266	09/10/2021
Purchase of Common Stock	4,275	27.1440	09/13/2021
Purchase of Common Stock	15,794	27.3724	09/13/2021
Purchase of Common Stock	15,675	26.7968	09/14/2021
Purchase of Common Stock	1,425	26.6169	09/14/2021
Purchase of Common Stock	4,250	26.8006	09/15/2021
Purchase of Common Stock	26,857	27.1537	09/15/2021
Purchase of Common Stock	21,969	27.2918	09/16/2021
Purchase of Common Stock	16,476	27.2966	09/16/2021
Purchase of Common Stock	26,500	26.6903	09/17/2021
Purchase of Common Stock	6,453	26.6614	09/17/2021
Purchase of Common Stock	17,850	25.7976	09/20/2021
Purchase of Common Stock	6,865	26.0045	09/20/2021
Purchase of Common Stock	30,207	25.7939	09/20/2021
Purchase of Common Stock	18,909	25.5237	09/21/2021
Purchase of Common Stock	2,061	25.3679	09/21/2021
Purchase of Common Stock	2,463	26.4200	09/22/2021
Purchase of Common Stock	7,202	26.5259	09/22/2021

CUSIP No. 447011107

STARBOARD P FUND LP

Purchase of Common Stock	21,978	26.8006	09/15/2021
Purchase of Common Stock	138,898	27.1537	09/15/2021
Purchase of Common Stock	114,871	27.2918	09/16/2021
Purchase of Common Stock	86,154	27.2966	09/16/2021
Purchase of Common Stock	138,564	26.6903	09/17/2021
Purchase of Common Stock	33,743	26.6614	09/17/2021
Purchase of Common Stock	93,333	25.7976	09/20/2021
Purchase of Common Stock	35,897	26.0045	09/20/2021
Purchase of Common Stock	157,948	25.7939	09/20/2021
Purchase of Common Stock	114,890	25.5237	09/21/2021
Purchase of Common Stock	12,521	25.3679	09/21/2021
Purchase of Common Stock	22,712	26.4200	09/22/2021
Purchase of Common Stock	66,403	26.5259	09/22/2021
Purchase of Common Stock	81,158	27.1218	09/23/2021
Purchase of Common Stock	21,250	27.0167	09/24/2021
Purchase of Common Stock	63,751	27.0530	09/24/2021
Purchase of Common Stock	63,257	28.0152	09/27/2021

CUSIP No. 447011107

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Forward Contract	6,000	25.9928	08/02/2021
Purchase of Forward Contract	2,000	25.4313	08/03/2021
Purchase of Forward Contract	4,000	25.3757	08/04/2021
Purchase of Forward Contract	12,000	26.1454	08/11/2021
Purchase of Forward Contract	8,000	25.9427	08/12/2021
Purchase of Forward Contract	5,000	25.6779	08/13/2021
Purchase of Forward Contract	10,000	25.3363	08/16/2021
Purchase of Forward Contract	12,000	25.0422	08/17/2021
Purchase of Forward Contract	1,000	24.9076	08/18/2021
Purchase of Common Stock	18,446	25.1219	08/18/2021
Purchase of Common Stock	16,554	24.4571	08/19/2021
Purchase of Common Stock	1,000	24.1250	08/20/2021
Purchase of Common Stock	464	24.5051	08/23/2021
Purchase of Common Stock	976	24.4888	08/23/2021
Purchase of Common Stock	17,880	24.6879	08/23/2021
Purchase of Common Stock	26,200	25.4006	08/24/2021
Purchase of Common Stock	1,399	26.2499	08/27/2021
Purchase of Common Stock	308	26.4050	08/27/2021
Purchase of Common Stock	12,000	26.3431	08/27/2021
Purchase of Common Stock	472	26.3250	08/30/2021
Purchase of Common Stock	4,905	26.3063	08/30/2021
Purchase of Common Stock	1,200	26.5917	08/31/2021
Purchase of Forward Contract	12,246	26.4941	08/31/2021
Sale of Common Stock	(12,246)	26.4880	08/31/2021
Purchase of Common Stock	5,396	26.5458	08/31/2021
Sale of Common Stock	(12,231)	26.4342	09/01/2021
Purchase of Common Stock	888	26.4970	09/01/2021
Purchase of Forward Contract	12,231	26.4492	09/01/2021
Purchase of Common Stock	11,958	26.3836	09/01/2021
Purchase of Common Stock	11,849	26.8523	09/02/2021
Purchase of Common Stock	4,105	26.6923	09/03/2021
Purchase of Common Stock	6,000	26.6599	09/07/2021
Purchase of Common Stock	18,497	26.7535	09/08/2021
Purchase of Common Stock	2,764	26.9943	09/09/2021
Purchase of Common Stock	13,135	27.0104	09/09/2021
Purchase of Common Stock	2,000	27.0030	09/09/2021
Purchase of Common Stock	21,244	27.2266	09/10/2021
Purchase of Common Stock	3,000	27.1440	09/13/2021
Purchase of Common Stock	11,083	27.3724	09/13/2021
Purchase of Common Stock	11,000	26.7968	09/14/2021
Purchase of Common Stock	1,000	26.6169	09/14/2021
Purchase of Common Stock	2,982	26.8006	09/15/2021
Purchase of Common Stock	18,847	27.1537	09/15/2021
Purchase of Common Stock	15,417	27.2918	09/16/2021
Purchase of Common Stock	11,562	27.2966	09/16/2021
Purchase of Common Stock	18,596	26.6903	09/17/2021
Purchase of Common Stock	4,529	26.6614	09/17/2021
Purchase of Common Stock	12,526	25.7976	09/20/2021
Purchase of Common Stock	4,818	26.0045	09/20/2021
Purchase of Common Stock	21,198	25.7939	09/20/2021
Purchase of Common Stock	6,844	25.5237	09/21/2021
Purchase of Common Stock	746	25.3679	09/21/2021

CUSIP No. 447011107

STARBOARD LEADERS ECHO II LLC

Purchase of Common Stock	3,468	26.8006	09/15/2021
Purchase of Common Stock	21,915	27.1537	09/15/2021
Purchase of Common Stock	18,124	27.2918	09/16/2021
Purchase of Common Stock	13,592	27.2966	09/16/2021
Purchase of Common Stock	21,861	26.6903	09/17/2021
Purchase of Common Stock	5,324	26.6614	09/17/2021
Purchase of Common Stock	14,725	25.7976	09/20/2021
Purchase of Common Stock	5,664	26.0045	09/20/2021
Purchase of Common Stock	24,919	25.7939	09/20/2021
Purchase of Common Stock	18,126	25.5237	09/21/2021
Purchase of Common Stock	1,975	25.3679	09/21/2021
Purchase of Common Stock	3,583	26.4200	09/22/2021
Purchase of Common Stock	10,476	26.5259	09/22/2021
Purchase of Common Stock	12,805	27.1218	09/23/2021
Purchase of Common Stock	3,353	27.0167	09/24/2021
Purchase of Common Stock	10,058	27.0530	09/24/2021
Purchase of Common Stock	290	28.0152	09/27/2021

CUSIP No. 447011107

STARBOARD X MASTER FUND LTD

Purchase of Forward Contract	16,350	25.9928	08/02/2021
Purchase of Forward Contract	5,450	25.4313	08/03/2021
Purchase of Forward Contract	10,900	25.3757	08/04/2021
Purchase of Forward Contract	32,700	26.1454	08/11/2021
Purchase of Forward Contract	21,800	25.9427	08/12/2021
Purchase of Forward Contract	13,625	25.6779	08/13/2021
Purchase of Forward Contract	27,250	25.3363	08/16/2021
Purchase of Forward Contract	32,700	25.0422	08/17/2021
Purchase of Forward Contract	2,725	24.9076	08/18/2021
Purchase of Common Stock	50,266	25.1219	08/18/2021
Purchase of Common Stock	45,109	24.4571	08/19/2021
Purchase of Common Stock	2,725	24.1250	08/20/2021
Purchase of Common Stock	1,264	24.5051	08/23/2021
Purchase of Common Stock	2,660	24.4888	08/23/2021
Purchase of Common Stock	48,723	24.6879	08/23/2021
Purchase of Common Stock	71,395	25.4006	08/24/2021
Purchase of Common Stock	3,813	26.2499	08/27/2021
Purchase of Common Stock	839	26.4050	08/27/2021
Purchase of Common Stock	32,700	26.3431	08/27/2021
Purchase of Common Stock	1,286	26.3250	08/30/2021
Purchase of Common Stock	13,365	26.3063	08/30/2021
Purchase of Common Stock	3,270	26.5917	08/31/2021
Purchase of Forward Contract	33,416	26.4941	08/31/2021
Sale of Common Stock	(33,416)	26.4880	08/31/2021
Purchase of Common Stock	14,704	26.5458	08/31/2021
Sale of Common Stock	(33,374)	26.4342	09/01/2021
Purchase of Common Stock	2,420	26.4970	09/01/2021
Purchase of Forward Contract	33,374	26.4492	09/01/2021
Purchase of Common Stock	32,584	26.3836	09/01/2021
Purchase of Common Stock	32,290	26.8523	09/02/2021
Purchase of Common Stock	11,186	26.6923	09/03/2021
Purchase of Common Stock	16,350	26.6599	09/07/2021
Purchase of Common Stock	50,404	26.7535	09/08/2021
Purchase of Common Stock	7,532	26.9943	09/09/2021
Purchase of Common Stock	35,794	27.0104	09/09/2021
Purchase of Common Stock	5,450	27.0030	09/09/2021
Purchase of Common Stock	57,889	27.2266	09/10/2021
Purchase of Common Stock	8,175	27.1440	09/13/2021
Purchase of Common Stock	30,202	27.3724	09/13/2021
Purchase of Common Stock	29,975	26.7968	09/14/2021
Purchase of Common Stock	2,725	26.6169	09/14/2021
Purchase of Common Stock	8,126	26.8006	09/15/2021
Purchase of Common Stock	51,359	27.1537	09/15/2021
Purchase of Common Stock	42,010	27.2918	09/16/2021
Purchase of Common Stock	31,508	27.2966	09/16/2021
Purchase of Common Stock	50,676	26.6903	09/17/2021
Purchase of Common Stock	12,340	26.6614	09/17/2021
Purchase of Common Stock	34,133	25.7976	09/20/2021
Purchase of Common Stock	13,129	26.0045	09/20/2021
Purchase of Common Stock	57,764	25.7939	09/20/2021
Purchase of Common Stock	36,159	25.5237	09/21/2021
Purchase of Common Stock	3,941	25.3679	09/21/2021
Purchase of Common Stock	4,710	26.4200	09/22/2021
Purchase of Common Stock	13,772	26.5259	09/22/2021

CUSIP No. 447011107

STARBOARD G FUND, L.P.

Purchase of Common Stock	281,589	27.2918	09/16/2021
Purchase of Common Stock	211,192	27.2966	09/16/2021
Purchase of Common Stock	339,666	26.6903	09/17/2021
Purchase of Common Stock	82,717	26.6614	09/17/2021
Purchase of Common Stock	228,791	25.7976	09/20/2021
Purchase of Common Stock	87,996	26.0045	09/20/2021
Purchase of Common Stock	387,185	25.7939	09/20/2021
Purchase of Common Stock	291,673	25.5237	09/21/2021
Purchase of Common Stock	31,788	25.3679	09/21/2021
Purchase of Common Stock	57,659	26.4200	09/22/2021
Purchase of Common Stock	168,578	26.5259	09/22/2021
Purchase of Common Stock	206,037	27.1218	09/23/2021
Purchase of Common Stock	53,948	27.0167	09/24/2021
Purchase of Common Stock	161,843	27.0530	09/24/2021
Purchase of Common Stock	136,453	28.0152	09/27/2021

CUSIP No. 447011107

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Forward Contract	19,050	25.9928	08/02/2021
Purchase of Forward Contract	6,350	25.4313	08/03/2021
Purchase of Forward Contract	12,700	25.3757	08/04/2021
Purchase of Forward Contract	38,100	26.1454	08/11/2021
Purchase of Forward Contract	25,400	25.9427	08/12/2021
Purchase of Forward Contract	15,875	25.6779	08/13/2021
Purchase of Forward Contract	31,750	25.3363	08/16/2021
Purchase of Forward Contract	38,100	25.0422	08/17/2021
Purchase of Forward Contract	3,175	24.9076	08/18/2021
Purchase of Common Stock	58,567	25.1219	08/18/2021
Purchase of Common Stock	52,558	24.4571	08/19/2021
Purchase of Common Stock	3,175	24.1250	08/20/2021
Purchase of Common Stock	1,473	24.5051	08/23/2021
Purchase of Common Stock	3,099	24.4888	08/23/2021
Purchase of Common Stock	56,769	24.6879	08/23/2021
Purchase of Common Stock	83,185	25.4006	08/24/2021
Purchase of Common Stock	4,443	26.2499	08/27/2021
Purchase of Common Stock	978	26.4050	08/27/2021
Purchase of Common Stock	38,100	26.3431	08/27/2021
Purchase of Common Stock	1,499	26.3250	08/30/2021
Purchase of Common Stock	15,572	26.3063	08/30/2021
Purchase of Common Stock	3,810	26.5917	08/31/2021
Purchase of Forward Contract	33,111	26.4941	08/31/2021
Sale of Common Stock	(33,111)	26.4880	08/31/2021
Purchase of Common Stock	17,132	26.5458	08/31/2021
Sale of Common Stock	(33,407)	26.4342	09/01/2021
Purchase of Common Stock	2,842	26.4970	09/01/2021
Purchase of Forward Contract	33,407	26.4492	09/01/2021
Purchase of Common Stock	38,264	26.3836	09/01/2021
Purchase of Common Stock	37,918	26.8523	09/02/2021
Purchase of Common Stock	13,136	26.6923	09/03/2021
Purchase of Common Stock	19,200	26.6599	09/07/2021
Purchase of Common Stock	59,190	26.7535	09/08/2021
Purchase of Common Stock	8,845	26.9943	09/09/2021
Purchase of Common Stock	42,034	27.0104	09/09/2021
Purchase of Common Stock	6,400	27.0030	09/09/2021
Purchase of Common Stock	67,979	27.2266	09/10/2021
Purchase of Common Stock	9,600	27.1440	09/13/2021
Purchase of Common Stock	35,466	27.3724	09/13/2021
Purchase of Common Stock	35,200	26.7968	09/14/2021
Purchase of Common Stock	3,200	26.6169	09/14/2021
Purchase of Common Stock	9,543	26.8006	09/15/2021
Purchase of Common Stock	60,312	27.1537	09/15/2021
Purchase of Common Stock	49,333	27.2918	09/16/2021
Purchase of Common Stock	37,000	27.2966	09/16/2021
Purchase of Common Stock	59,508	26.6903	09/17/2021
Purchase of Common Stock	14,492	26.6614	09/17/2021
Purchase of Common Stock	67,833	25.7939	09/20/2021
Purchase of Common Stock	40,083	25.7976	09/20/2021
Purchase of Common Stock	15,417	26.0045	09/20/2021
Purchase of Common Stock	42,462	25.5237	09/21/2021
Purchase of Common Stock	4,628	25.3679	09/21/2021
Purchase of Common Stock	5,092	26.4200	09/22/2021
Purchase of Common Stock	14,888	26.5259	09/22/2021